Phone:	(212)885-5234
Fax:	(917)898-1392
Email:	cschrenko@blankrome.com

May 11, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cornerstone Strategic Value Fund, Inc. (File Number: 811-05150)

Registration Statement on Form N-2

Request for Selective Review

To Whom It May Concern:

The above-referenced filing (the “Registration Statement”) of our client, Cornerstone Strategic Value Fund, Inc. (the “Fund”), being filed on May 11, 2018, is based on and is substantially similar to the registration statement on Form N-2 of the Cornerstone Total Return Fund, Inc. (File Nos.: 811-02363 and 333-218643) which was reviewed and declared effective by the Staff on July 10, 2017. Please accept this letter as a request under the selective review procedures discussed below with respect to the Staff’s review of the Registration Statement.

In this regard, the Staff follows certain selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements. The Staff may determine not to review a registration statement (or portions of a registration statement) based on similarity to prior filings that have been reviewed by the Staff. Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing.

The Registration Statement represents a “rights offering” of the Fund’s shares, the terms and conditions of which are substantially similar to those contained in the registration statement of the Cornerstone Total Return Fund, Inc. referenced above.

Please contact me at (212) 885-5234 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Courtney B. Schrenko

Courtney B. Schrenko